Exhibit 99.1

ReneSola Announces Senior Management Changes

SHANGHAI, China, November 13, 2017 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully-integrated solar project developer and operator, today announced that, due to personal reasons, Kevin Chen has decided to resign as President of the U.S. region to pursue other interests, effective November 10, 2017. In the meantime, the Company has appointed Doran Hole as Chief Executive Officer of North America and Group Vice President of Strategy, which will be effective November 13, 2017.

Doran will report to the Company's Group Chief Executive Officer and will be responsible for spearheading the project development efforts and managing operations and finance in North America. Additionally, in this expanded position, Doran will lead the Company’s capital market activities.

Doran joined ReneSola in December 2016 as CFO of ReneSola U.S. He brought over 20 years of experience across the capital markets with a focus on renewable energy. Prior to joining ReneSola, Doran worked at multiple institutions such as Deutsche Bank, ING and Macquarie. Doran is a CFA charter holder and Certified Public Accountant.

Xianshou Li, ReneSola's Chief Executive Officer, commented, "Doran’s deep knowledge of the solar industry, experience in structuring complex financial transactions, and understanding of the US regulatory and tax regimes have played a critical role in the success leading our U.S. business unit. As the Company transitions to a pure play project developer and operator in this dynamic solar market, we look forward to seeing future growth and expansion under Doran’s leadership and we are confident in his ability to effectively drive the Company to improved financial and operational performance."

Mr. Li continued, "We greatly appreciate the contributions Kevin has made during his tenure at ReneSola. We respect his decision and wish him the very best in his future endeavors."

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com